Exhibit 99.1

For analyst and media enquiries, please call Sean O’Sullivan on
15th September 2014	+61 2 8845 3360.

AICF proposes to move to an Approved Payment Scheme

James Hardie and the NSW Government were today advised by the Asbestos Injuries Compensation Fund (AICF) that its Board has determined that it is reasonably foreseeable that a shortfall in the funding of claims will arise in 2017 and that consequently AICF would like to enter into discussions with the company and the NSW Government concerning an approved payment scheme (APS). The advice was contained in a notice issued by AICF to James Hardie and the NSW Government under the Amended and Restated Final Funding Agreement (AFFA). James Hardie also notes that AICF today announced that it will seek NSW Supreme Court approval to establish an APS for the payment of claims from 1 July 2015.

AICF’s determination of its likely future funding position is necessarily based on a number of assumptions, including but not limited to the level of future contributions from James Hardie under the AFFA, the amount available to be drawn under the loan facility made available to AICF by the NSW Government, the level and nature of future claims and the potential proceeds of insurance recoveries.

The company considers that any potential shortfall in AICF funding is regrettable but confirms that it remains committed to fully meeting its obligations as set out in the AFFA and that it is available for discussions with AICF and the NSW Government specifically in relation to an APS.

The company notes the following:

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Every year James Hardie contributes up to 35% of its net operating cash flow[1] to AICF. This commitment extends to at least 2045, with recurring automatic ten year extension periods thereafter if required, and is made in accordance with the AFFA.

•	On 1 July 2014, James Hardie contributed A$119.9 million to AICF.

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AICF is currently able to draw down A$214 million under the existing A$320 million loan facility with the NSW Government. The maximum amount available to be drawn down is set annually by reference to the value of the insurance policies benefiting AICF (the discounted value of insurance policies was A$214.3 million as at 31 March 2014).

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The AFFA and the NSW legislation that compliments the AFFA specifically contemplate that if a funding shortfall becomes reasonably foreseeable, AICF may seek orders from the Supreme Court of NSW establishing an APS in order to balance the interests of current and future claimants. The AFFA expressly provides that as long as James Hardie continues to comply with its obligations under the AFFA the company has no responsibility for a shortfall in AICF funding.

1 The contribution is calculated by reference to ‘Free Cash Flow’ as defined in the AFFA.

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An APS would involve amounts in respect of proven claims for which AICF is responsible being paid by AICF in instalments over a specified period, rather than as a lump sum, and the deferral of certain other liabilities (including claims by other defendants for contribution to amounts claimed against them) during the period of the scheme.

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James Hardie will continue to make contributions to AICF under the AFFA notwithstanding the commencement of an APS. Neither the commencement of an APS nor any drawdowns made by AICF under the loan facility provided by the NSW Government reduce James Hardie’s obligations under the AFFA to make contributions to AICF. Further, any amounts payable as interest on any deferred amounts under an APS will be included for the purposes of determining amounts payable by James Hardie in accordance with the AFFA.

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James Hardie believes that the AFFA is an agreement that appropriately balances the needs of all stakeholders, including present and future asbestos compensation claimants, while also delivering certainty to shareholders and lenders, thereby enabling James Hardie to grow and continue to contribute to the long term funding of claims.

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James Hardie also financially contributes to medical research into the prevention, treatment and cure of asbestos related diseases and has more recently provided amounts to support clinical trials to develop a new treatment for mesothelioma.

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James Hardie is also the primary supporter (and only commercial supporter) of Australia’s largest education campaign regarding the dangers of asbestos. The education campaign is run by a committee with representatives from the NSW government, the ACTU and James Hardie.

•	The education campaign is aimed at educating home renovators about the risk of asbestos in the built environment. An example of the committee’s work is the website asbestosawareness.com.au

•	Collectively James Hardie has provided A$1 billion towards asbestos disease related compensation, medical research and education since 2001.

Background information:

AFFA between James Hardie and the NSW Government

The following pages provide selected background information about the evolution and terms of the AFFA entered into between James Hardie Industries NV (now James Hardie Industries plc (James Hardie)) and the New South Wales Government (NSW Government) on 21 November 2006 to provide long-term funding to meet expected Australian asbestos-related personal injury claims as a result of exposure to products made by certain former James Hardie Group subsidiaries.

Note: This document is a summary only and readers may refer to the AFFA, the Explanatory Memorandum issued in advance of the 2007 shareholder meeting, KPMG Actuaries’ reports and company statements issued via the ASX for more detailed information. All of these are available on James Hardie’s Investor Relations website (www.ir.jameshardie.com.au). In the event of any lack of clarity, the source document will prevail.

1.	Key dates in the development of the AFFA

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February 2004 – the then NSW Premier announced the establishment of a Special Commission of Inquiry (the Jackson Commission) to investigate certain matters relating to the establishment and the financial position of the Medical Research and Compensation Foundation (MRCF), a fund established by James Hardie in 2001.

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14 July 2004 – responding to the significant future funding shortfall of the MRCF, James Hardie lodged a submission with the Jackson Commission stating that it would recommend that shareholders approve the provision of additional funding to enable an effective statute-based scheme for payment of compensation to future claimants for asbestos-related injuries for which former James Hardie group subsidiaries were liable.

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21 September 2004 – the Jackson Commission published its report. Findings included that the James Hardie Group was “perfectly entitled to seek a means whereby it could pursue its business aims without being perceived, rightly or wrongly, as associated with ongoing asbestos liabilities”. It also indicated that the establishment of the MRCF … [was] legally effective and that, accordingly, any ongoing asbestos liabilities remained with the former companies. The Jackson Commission also found that no significant liabilities for those claims could likely be made directly against James Hardie or any of the other entities in the James Hardie Group. The NSW Government announced it would not consider implementation of any proposal advanced by James Hardie unless it was the result of an agreement reached with the union movement acting through the Australian Council of Trade Unions and Unions NSW as well as a representative of Asbestos Diseases Groups.

•	1 October 2004 – negotiations began between James Hardie and these groups to reach agreement on a compensation proposal.

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21 December 2004 – these negotiations culminated in the signing of a Heads of Agreement. Although the Heads of Agreement was not a legally binding document, it set out the agreed position of the parties in relation to the principles on which a binding agreement (subsequently called the Final Funding Agreement) would be based.

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1 December 2005 – James Hardie and the NSW Government signed the legally-binding Final Funding Agreement, which set out the basis on which James Hardie would provide funding to a special purpose fund (subsequently called AICF) to compensate asbestos sufferers with claims against former James Hardie group subsidiaries.

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9 November 2006 – the Australian Taxation Office (ATO) provided James Hardie, the proposed special purpose fund (Asbestos Injuries Compensation Fund or AICF) and others with private binding rulings that the company believed would deliver an acceptable tax outcome for the proposed fund.

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21 November 2006 – James Hardie and the NSW Government executed the AFFA to compensate Australians with asbestos-related personal injury claims against former James Hardie subsidiaries. The signing followed the parties’ agreement on changes to the original proposed arrangements and approval of the AFFA by the Board of James Hardie. On the same day, the NSW Government introduced facilitating legislation into the Parliament.

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7 February 2007 – James Hardie shareholders voted overwhelmingly in favour of the asbestos compensation funding proposal at an Extraordinary Meeting held in Amsterdam, with 99.6% of the votes cast in favour. The votes cast on the resolution represented 59.4% of the company’s issued capital.

•	9 February 2007 – James Hardie made an initial funding payment of A$184.3 million to AICF.

The background to the evolution of the AFFA is covered in detail in Part B of the Explanatory Memorandum for the Proposal put to the 2007 Extraordinary General Meeting and available on the James Hardie investor relations website (www.ir.jameshardie.com.au).

2.	Key principles

The two key principles underlying the AFFA are:

(a)	The funding arrangement is intended to allow James Hardie to remain profitable, financially strong and to fund growth; and

(b)

The funding arrangement is intended to allow payments to be made by AICF to all existing and future proven claimants. However, as has been noted in previous statements by James Hardie, no absolute assurance can be given that the funding required under the AFFA will be sufficient to meet all existing and future proven claims.

Further, the terms of the AFFA recognise that James Hardie’s continuing success is crucial to the long term security of the future payments. However, because the number of claimants and the amounts that the courts may award is uncertain and James Hardie’s financial performance is uncertain over the 40+ year term of the agreement, no absolute assurance on funding can be given. Under the AFFA, it was agreed that no member of the JHINV Group has or shall have any liability for a shortfall in AICF.

These key principles were set out in a company statement issued by James Hardie on 21 November 2006, to announce the signing of the AFFA.

3.	AICF

AICF is a special purpose fund created to compensate proven Australian asbestos claimants against certain former James Hardie group subsidiaries. Three of five directors of AICF, including the chairman, are appointed by James Hardie; the remainder by the NSW Government.

Financial Summary in relation to AICF

•	As at 30 June 2014, AICF had cash and investments of A$51.9 million.

•	On 1 July 2014, in accordance with the AFFA, James Hardie made a payment of A$119.9 million to AICF representing 35% of the company’s free cash flow for fiscal year 2014 (as defined by the AFFA).

•	On 2 July 2014, AICF repaid A$51.6 million in principal and interest amounts then outstanding under the loan facility between AICF and the NSW Government.

•	As at 3 July 2014, the total funds available to AICF to meet claims were approximately A$120 million and the loan facility with the NSW government was undrawn.

•

The amount available to be drawn under the loan facility depends on the value of certain insurance policies and may be adjusted upward or downward, subject to an overall ceiling of A$320.0 million. At 31 March 2014, the discounted value of the insurance policies was A$214.3 million and therefore A$214.3 million is currently the amount available to be drawn down under the loan facility.

4.	Annual Actuarial Assessment

KPMG Actuaries conducts an annual actuarial assessment of the liabilities of AICF to enable projections to be regularly updated in line with actual claims experience and the claims outlook.

Subject to the Annual Cash Flow Cap described below, James Hardie makes payments to AICF based on these annual actuarial assessments.

James Hardie discloses summary information on claims numbers each quarter with its quarterly results releases. The more detailed information contained in the annual actuarial report is made public each year, in accordance with the AFFA. All of the KPMG Actuaries’ reports are available on the James Hardie investor relations website (www.ir.jameshardie.com.au).

5.	Annual Payments

The AFFA provides for an Annual Payment to be made by James Hardie to AICF, on 1 July of each financial year, subject to the Annual Cash Flow Cap (see below). The amount of each annual payment is equal to:

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the period actuarial estimate of the expected proven claim liabilities of the former James Hardie companies for the financial year in which the payment is made and the next two financial years, calculated as at the end of the previous financial year;

plus

•	the estimated reasonable operating expenses of AICF for the financial year in which the payment is made;

less

•	the net assets of AICF as at the end of the previous financial year, as determined by the approved auditor.

If the amount of the above calculation is zero or negative, no payment by James Hardie to AICF is required. If the Annual Payment calculation exceeds the Annual Cash Flow Cap for the relevant financial year, the Annual Payment will be limited to the amount of the Annual Cash Flow Cap for the relevant financial year.

The AFFA specified the initial contribution in a different manner, summarised in “Summary of Payments” below.

Annual Cash Flow Cap

In each financial year, the Annual Payment is limited such that the Annual Payment cannot exceed the Annual Cash Flow Cap for that year.

The Annual Cash Flow Cap is calculated as a percentage of James Hardie’s Free Cash Flow for the immediately preceding financial year. The applicable percentage is referred to as the Annual Cash Flow Cap Percentage, and is currently set at 35% per the AFFA.

Accordingly, if James Hardie has zero or negative Free Cash Flow in a financial year, there will be no Annual Payment made in the following financial year, as the Annual Cash Flow Cap will be zero.

Free Cash Flow for the purposes of the Annual Cash Flow Cap calculation is equivalent to James Hardie’s net cash flow provided by operating activities less contributions by James Hardie to AICF.

The 35% level recognises that James Hardie’s continuing success is crucial to the long term security of future payments to AICF.

The Annual Cash Flow Cap and Free Cash Flow are covered in detail in Part C (section 3.1.3) of the Explanatory Memorandum for the Proposal put to the 2007 Extraordinary General Meeting.

Summary of Payments

James Hardie made an initial funding payment of A$184.3 million to AICF in February 2007. As outlined in the AFFA, this initial funding payment was calculated as 30 months of expected proven claim liabilities, plus 6 months estimated reasonable operating expenses of AICF, plus a partial prepayment of the payment due on 1 July 2007, less the net assets of the MRCF as at 30 September 2006.

The Annual Payments made in respect of each of the company’s financial years ended 31 March (set out below) are due to be paid on 1 July each year, except where the company’s Free Cash Flow in a financial year is negative, as calculated in accordance with the AFFA.

	US$ millions	A$ millions
Initial Funding (February 2007):	145.0	184.3
Annual Payments by Financial Year:
31 March 2008	-	-
31 March 2009	110.0	118.0*
31 March 2010	-	-
31 March 2011	63.7	72.8
31 March 2012	51.5	48.9
31 March 2013	184.1	177.5
31 March 2014	113.0	119.9
Total Funding:	667.3	721.4**

* Includes interest paid as a consequence of making the annual payment by instalments as provided for in the AFFA, during the 2009 financial year.

** James Hardie has contributed more than A$1b to asbestos disease related compensation since 2001, which in addition to the A$721.4m to AICF includes A$293m to Medical Research and Compensation Foundation (MRCF) in 2001, A$6.6m to medical research and A$0.5m to education programs.

James Hardie reports details of its payments to AICF in its quarterly and annual financial statements.

6.	AICF Loan Facility

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On 9 December 2010, AICF and former James Hardie subsidiaries (Amaca, Amaba and ABN 60, together, the “Obligors”) entered into a loan facility (the Facility) with the NSW Government whereby AICF may borrow, subject to certain conditions, up to an aggregate amount of A$320.0 million (US$295.1 million, based on the exchange rate at 31 March 2014).

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The amount available to be drawn depends on the value of the insurance policies benefiting the Obligors and may be adjusted upward or downward, subject to a ceiling of A$320.0 million. At 31 March 2014, the discounted value of insurance policies was A$214.3 million (US$197.6 million, based on the exchange rate at 31 March 2014).

•

On 2 July 2014, AICF repaid principal and interest amounts outstanding under the Facility in the amount of A$51.6 million (US$48.6 million). The term of the Facility expires on 1 November 2030, at which time all amounts outstanding under the Facility become due and payable.

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In accordance with the terms of the Facility, drawings under the Facility may only be used by AICF to fund the payment of asbestos claims and certain operating and legal costs of the Obligors. The amount available to be drawn is subject to periodic review by NSW. The Facility is available to be drawn up to the tenth anniversary of signing and must be repaid on or by 1 November 2030.

7.	Other

There are no caps on payments by AICF to individual claimants.

The terms of the AFFA recognise that James Hardie’s continuing success is crucial to the long term security of the future payments. However, because the number of claimants and the amounts that the courts may award is uncertain and James Hardie’s financial performance is uncertain over the 40+ year term of the agreement, no absolute assurance on funding can be given. Under the AFFA, it was agreed that no member of the JHINV Group has or shall have any liability for a shortfall in AICF.

Similarly, because the future level of proven claims which will be made against the former James Hardie companies and the level of James Hardie’s future Free Cash Flow are uncertain, no assurance can be given that AICF will have sufficient funds to compensate, in whole or in part, all proven claims.

END

Media / Analyst Enquiries

Sean O’Sullivan

Vice President, Investor and Media Relations

Phone: +61 2 8845 3360

Email: media@jameshardie.com.au

Forward-Looking Statements

This Media Release contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the SEC, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.

Examples of forward-looking statements include:

•	statements about the company’s future performance;
•	projections of the company’s results of operations or financial condition;
•	statements regarding the company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or its products;
•	expectations concerning the costs associated with the suspension or closure of operations at any of the company’s plants and future plans with respect to any such plants;
•	expectations concerning the costs associated with the significant capital expenditure projects at any of the company’s plants and future plans with respect to any such projects;
•	expectations regarding the extension or renewal of the company’s credit facilities including changes to terms, covenants or ratios;
•	expectations concerning dividend payments and share buy-backs;
•	statements concerning the company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;
•	statements regarding tax liabilities and related audits, reviews and proceedings;
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statements regarding the possible consequences and/or potential outcome of the legal proceedings brought against two of the company’s subsidiaries by the New Zealand Ministry of Education and the potential product liabilities, if any, associated with such proceedings;

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expectations about the timing and amount of contributions to Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

•	expectations concerning indemnification obligations;
•	expectations concerning the adequacy of the company’s warranty provisions and estimates for future warranty-related costs;
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statements regarding the company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and

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statements about economic conditions, such as changes in the US economic or housing recovery or changes in the market conditions in the Asia Pacific region, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

Forward-looking statements are based on the company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of the Form 20-F filed with the Securities and Exchange Commission on 26 June 2014, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in the company’s financial statements as an asbestos liability; governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the transfer of the company’s corporate domicile from The Netherlands to Ireland, including changes in corporate governance and any potential tax benefits related thereto; currency exchange risks; dependence on customer preference and the concentration of the company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favourable to the company, or at all; acquisition or sale of businesses and business segments; changes in the company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the company’s reports filed with Australian, Irish and US securities agencies and exchanges (as appropriate). The company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those referenced in the company’s forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the company’s current expectations concerning future results, events and conditions. The company assumes no obligation to update any forward-looking statements or information except as required by law.